Delisting Determination,The Nasdaq Stock Market, LLC, October 10, 2007, Hines Horticulture, Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Hines Horticulture, Inc. (the Company), effective at the opening of business on October 22, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4310(c)(14) and 4450(a)(03). The Company was notified of Staffs determinations on April 18, 2007, May 17, 2007 and
July 13, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following
Marketplace Rule: 4310(c)(14) and 4450(a)(03). The
Company was notified of the Panels decision on AUgust 6, 2007 and trading in the Companys securities was suspended on August 8, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 20, 2007.